Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
NBT BANCORP INC.

NBT Bancorp Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of NBT Bancorp Inc., resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of NBT Bancorp Inc., declaring such amendment to be advisable and submitting such amendment to the stockholders of NBT Bancorp Inc. for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

“FOURTH:    The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is One Hundred and Two Million Five Hundred Thousand (102,500,000) shares consisting of One Hundred Million (100,000,000) shares of Common Stock, par value $.01 per share and Two Million Five Hundred Thousand (2,500,000) shares of Preferred Stock, par value $.01 per share.”

SECOND:     That thereafter, pursuant to a resolution of its Board of Directors, a meeting of stockholders of NBT Bancorp Inc. was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:         That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, NBT Bancorp Inc. has caused this certificate to be signed this 2nd day of May, 2012.

By:	/s/ F. Sheldon Prentice
Name:	F. Sheldon Prentice
Title:	Corporate Senior Vice President, General Counsel and Corporate Secretary